SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Sessa Capital GP, LLC

888 Seventh Avenue, 30th Floor

New York, New York 10019

Attention: Jae Hong

1-212-257-4410

with a copy to

Frank Zarb

Proskauer Rose LLP

1001 Pennsylvania Avenue, NW

Suite 600 South

Washington, DC 20004

Telephone: (202) 416-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

1.	Names of Reporting Persons. Sessa Capital (Master), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,504,588
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,504,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,504,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505105

1.	Names of Reporting Persons. Sessa Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,504,588
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,504,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,504,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505105

1.	Names of Reporting Persons. Sessa Capital IM, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,504,588
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,504,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,504,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505105

1.	Names of Reporting Persons. Sessa Capital IM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,504,588
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,504,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,504,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505105

1.	Names of Reporting Persons. John Petry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,504,588
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,504,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,504,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

On June 6, 2023, the amendment and restatement of the certificate of designations (as amended, the “Certificate of Designations”) for the Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc. (the “Company”) to, among other things, require the conversion of all shares of Series A Preferred Stock into shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”), became effective and all conditions to conversion were satisfied. In accordance with the Certificate of Designations, the Company expects that the conversion of all shares of Series A Preferred Stock into shares of Common Stock will occur at approximately 5:00 p.m. Eastern Daylight Time on June 12, 2023 (the “Conversion Date”). Accordingly, on the Conversion Date, each share of Series A Preferred Stock will automatically be converted into one (1) fully-paid, non-assessable share of Common Stock, without any further action by the holders of Series A Preferred Stock.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and supplemented as follows:

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock of Garrett Motion Inc., a Delaware corporation. According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

Sessa Capital will receive 16,592,384 shares of Common Stock on the Conversion Date as a result of the automatic conversion of its 16,592,384 shares of Series A Preferred Stock pursuant to the Certificate of Designations.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On April 12, 2023, the Company announced a series of capital transformation transactions designed to increase the attractiveness of the Company to investors by facilitating the orderly transformation of the Company’s capital structure into a single class of common stock (the “Transactions”).

As part of the Transactions, an amendment and restatement of the Certificate of Designations required the conversion of all shares of Series A Preferred Stock into shares of Common Stock, subject to the repurchase by the Company of a portion of the shares of Series A Preferred Stock held by certain funds affiliated with two institutional holders (the “Series A Repurchase”).

The Certificate of Designations became effective, and the Series A Repurchase was completed, on June 6, 2023. In accordance with the Certificate of Designations, the Company expects that the conversion of all shares of Series A Preferred Stock into shares of Common Stock will occur on the Conversion Date.

Accordingly, on the Conversion Date, each share of Series A Preferred Stock will automatically be converted into one (1) fully-paid, non-assessable share of Common Stock, without any further action by the holders of Series A Preferred Stock. Additionally, following the Conversion Date, all persons who held shares of Series A Preferred Stock as of the Conversion Date will receive, in respect of each share of Series A Preferred Stock held immediately prior to the Conversion Date, a payment of the accrued and unpaid dividends on the Series A Preferred Stock through June 30, 2023, plus an additional amount that represents the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023. In the aggregate, while the number of shares included in this payment is subject to final adjustment, it is expected to include on a per share basis: (i) $0.144375 in cash, and (ii) approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share of Common Stock, valued at $8.177 per share), subject to cash adjustment pursuant to Section 7(f) of the Certificate of Designations to avoid the issuance of fractional shares of Common Stock. The additional payment is required to be made on or prior to June 20, 2023.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Company and other factors deemed relevant, may increase or decrease the size of its investment in the Company or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. Additionally, the Reporting Persons may engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to take such actions as it deems appropriate, in its discretion.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 247,898,744 shares of Common Stock outstanding as of the date of this statement (consisting of (i) 72,561,029 shares of Common Stock outstanding as of June 7, 2023 (on a pro forma basis for the issuance of shares on account of the Series A Repurchase) as indicated by the Company to the Reporting Persons and (ii) 175,337,715 shares of Common Stock to be issued in the aggregate on the Conversion Date pursuant to the Certificate of Designations after taking into account the Series A Repurchase (not giving effect to the treatment of any fractional shares)).

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock except as described in this statement.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock or Series A Preferred Stock owned by Sessa Capital.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2023

By:	/s/ John Petry
Name:

John Petry, individually, as manager of Sessa

Capital GP, LLC, the general partner of Sessa

Capital (Master), L.P., and as manager of Sessa

Capital IM GP, LLC, the general partner of Sessa

Capital IM, L.P.